FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA AND MEGA URANIUM SIGN $8 MILLION AGREEMENT TO EXPLORE POPLAR URANIUM PROJECT

Vancouver, Canada – October 3, 2007: CanAlaska Uranium Ltd. (TSX-V: CVV) – The Company and Mega Uranium Ltd. (TSX : MGA) (“Mega”) are pleased to report that they have entered into an agreement to undertake uranium exploration on CanAlaska’s 100%-owned Poplar uranium project.  The Poplar Project is situated along the Northern rim of Canada’s Athabasca Basin in the Province of Saskatchewan and comprises 27 claim blocks totaling 110,268 hectares.

CanAlaska and Mega have entered into an Option Agreement whereby Mega may acquire a 50% ownership interest in the Poplar Project by making payments to CanAlaska totaling 100,000 Mega shares and funding of Cdn$6.0 million in exploration expenditures over a three year period.  Upon Mega fulfilling its exploration and share payment commitments under the Option Agreement, the parties will form a joint venture to be owned 50/50 by Mega and CanAlaska.  At such time, Mega may purchase an additional 5% ownership interest to obtain a 55% stake in the joint venture by paying CanAlaska Cdn$2.0 million and a further 100,000 Mega shares.  CanAlaska will act as Operator for the project and will be responsible for carrying out all exploration activities.  Following the formation of the joint venture, Mega may choose to act as Operator.

The Athabasca Basin is widely considered as being the richest and one of the largest uranium producing regions in the world.  The Poplar Project extends for 70 kilometres from Poplar Point towards Uranium City and the Gunnar uranium mine.  The project covers the majority of the eastern end of Lake Athabasca, and the portions of the shoreline, including mineral showings east of the Gunnar Mine.  The geological targets in this area are primarily unconformity style uranium deposits and their basement hosted root zones.  The Athabasca unconformity lies at very shallow depths in this area, (0-200 metres), but historical exploration was hindered by geophysical survey equipment limitations. Previous exploration by E&B Exploration Limited in 1979 included airborne and marine geophysics, however this work was hindered by equipment limitations and though targets were generated, none were followed up.

An immediate start will be made to carry out modern airborne magnetic and electromagnetic surveys.  These new surveys are expected to be completed by early December, 2007.  CanAlaska has contracted Geotech Surveys to carry out high definition VTEM (versatile time domain electromagnetic survey) on the project.  Lake and ground geophysical surveys are expected to follow-up on the main targets during 2008.

Mr. Peter Dasler, President & CEO of CanAlaska Uranium stated, “We are extremely pleased to welcome Mega as our exploration partner on the Poplar project.  The Poplar region is geologically prospective for uranium and has received scant exploration attention in the past.  Along with Mega, we look forward to examining the prospective geological environment surrounding the historical Uranium City camp”.

Michael Downes, Ph.D., P.Geo., V.P. North America Uranium Ltd. stated,  “Mega is pleased to join CanAlaska on the geologically prospective Poplar property and to partner with a highly experienced technical team focused on uranium. This agreement increases Mega’s exposure to the exploration potential in the Athabasca Basin by adding to other recent acquisitions of Forum’s Maurice Point Property and the Geomode claims.

The person responsible for this release is Peter Dasler, M.Sc., P. Geo. President of CanAlaska Uranium Ltd

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  A C$19 mil. MOU has also been executed with a Korean Consortium led by Hanwha Corporation to enter into joint exploration of CanAlaska's Cree East Project.

About Mega plc -- www.megauranium.com

Mega Uranium Ltd. (TSX : MGA)  s a Toronto-based mineral resources company with a focus on uranium properties in Australia, Canada, Cameroon, Argentina, Bolivia, Colombia and Mongolia. Further information on Mega can be found on the company’s website at www.megauranium.com. Mega Uranium’s Australian uranium properties, including without limitation Ben Lomond, Maureen and Lake Maitland, are subject to State policies which presently prohibit the mining of uranium.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 3, 2007